Baxalta Incorporated

One Baxter Parkway

Deerfield, Illinois 60015

June 5, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Baxalta Incorporated (the “Company”)

Registration Statement on Form 10-12B

File Number 001-36782

Dear Mr. Riedler:

Reference is made to the Registration Statement on Form 10 (File No. 001-36782) (as amended to date, the “Registration Statement”), filed by Baxalta Incorporated (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”). We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing.

Baxter International Inc. (“Baxter”) has set June 17, 2015 as the record date for the distribution of the Shares, which is scheduled to occur on July 1, 2015. Baxter and the Company would like for the Shares to commence trading on the NYSE on a “when issued” basis as soon as practicable and potentially as early as June 15, 2015, two business days prior to the record date. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on June 9, 2015, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff of the Commission (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

If you should have any questions or require any further information regarding this request, please contact Stephanie Miller at (224) 948-3216. In addition, please contact Ms. Miller when this request for acceleration has been granted.

Sincerely,

/s/ Robert J. Hombach
Robert J. Hombach
Corporate Vice President and Chief Financial Officer